SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

24 July, 2014

Alan Boeckmann to join the BP board

The board of BP p.l.c announced today that it has appointed Mr. Alan Boeckmann as a non-executive director with immediate effect. Mr. Boeckmann was previously Chairman and Chief Executive Officer of Fluor Corporation, the engineering and construction company.

Carl-Henric Svanberg, Chairman of BP said: "Alan is a global leader in the engineering and construction industry. His deep experience of international project management and procurement will complement the skills and perspective of the BP board and I am looking forward to welcoming him as a director."

Alan Boeckmann

Alan Boeckmann retired as non-executive chairman of Fluor Corporation in February of 2012, ending a 35 year career with the company. Between 2002 and 2011, he held the post of chairman and chief executive officer of Fluor, and was president and chief operating officer from 2001 to 2002. His tenure with the company included responsibility for global operations.

As chairman and CEO, Mr Boeckmann refocused the company on engineering, procurement, construction and maintenance services.

Joining Fluor in 1974 as an engineer, Mr Boeckmann worked in a variety of domestic and international locations, including South Africa and Venezuela. He joined Fluor directly after his graduation from the University of Arizona with a degree in electrical engineering.

Alan Boeckmann currently serves as a non-executive director of Sempra Energy and Archer Daniels Midland. He is also a board member and trustee of Eisenhower Medical Center in Rancho Mirage, California.

Mr Boeckmann was previously a non-executive director of BHP Billiton and the Burlington Santa Fe Corporation and has served on the boards of the American Petroleum Institute, the National Petroleum Council and the Advisory Board of Southern Methodist University's Cox School of Business.

Mr Boeckmann led the formation of the World Economic Forum's 'Partnering Against Corruption' Initiative in 2004.

A photograph of Mr Boeckmann is available from the BP press office.

Further information:

BP press office: +44 (0)20 7496 4076; bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 July, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary